UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 April 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

TRADING UPDATE

27 April 2016

CRH plc, the international building materials group, issues the following Trading Update for the period 1 January 2016 to 31 March 2016 in advance of its Annual General Meeting which takes place tomorrow at 11.00am in Dublin.

Highlights

• A positive trading backdrop in our major markets resulted in a 9% increase in Q1 sales compared with proforma 2015*; Americas up 22%, Europe in line and Asia 12% ahead.

• Group EBITDA for the seasonally less significant first half of the year is expected to be close to €1 billion.

• We expect to continue to make progress in the second half of the year on a Group EBITDA basis.

Trading Backdrop

Group sales for the first quarter of 2016 increased by 9% compared with proforma 2015, largely driven by continued positive momentum in the Americas where the economic and business environment remains favourable. With the benefit of very good weather in the early months of the year, activity in the typically low-volume first quarter was ahead and sales for the Americas were up 22% compared with Q1 2015 proforma. In Europe, the stabilising trends noted towards the end of 2015 continued across our main markets in the first quarter, albeit with regional variations, resulting in overall sales in line with proforma 2015. In Asia, with strong cement demand in the Philippines, sales were 12% ahead of the first quarter proforma 2015.

First Half Outlook

We expect first half EBITDA in Europe to be slightly up on proforma 2015 while in the Americas, with the benefit of a positive demand environment and the strong start to the year, EBITDA is expected to be well ahead. The Philippines is expected to be ahead due to continued good demand. As a result we expect total Group EBITDA for the seasonally less significant first half of the year to be close to €1 billion, representing mid-single digit percentage growth compared with proforma 2015.

Second Half Outlook

Looking ahead to the second half of the year, in Europe we expect a broadly stable backdrop to support some  improvement across our main markets. In the United States, we expect construction demand to continue to grow in the second half of the year at a modest pace. Funding for US infrastructure is expected to increase moderately with improving State finances and the passing in 2015 of a new federal programme (FAST Act), while we expect housing and non-residential construction to continue to grow; as a result we expect progress in the Americas. Results in the Philippines are expected to be ahead of the second half of 2015. Against this backdrop and in the absence of any major financial or energy market dislocations, we expect to continue to make progress on a Group EBITDA basis in H2 2016.

Development and Portfolio Update

We completed a number of divestments and asset disposals with total proceeds of €78 million during the first quarter. Spend during the period on acquisitions/investments amounted to €85 million, most of which relates to bolt-on transactions in the Americas Materials Division.

* For the purposes of comparison with actual and projected 2016 figures, proforma 2015 sales and EBITDA have been calculated on a constant currency basis including 2015 trading results of the now integrated LH Assets and CRL and excluding all divested entities and one-off items.

Europe Update

The stabilising market backdrop and good weather in the first few months of this year contributed to solid demand, albeit with competitive pricing in some regions, resulting in sales for the first quarter in line with proforma 2015.

Europe Heavyside is a vertically integrated manufacturer and supplier of aggregates, cement, readymixed and precast concrete, concrete landscaping and asphalt paving products for road surfacing. Despite improvement in demand drivers in some of our main markets, regional variations translated into sales for the first quarter in line with proforma 2015.

Q1 Markets in Brief
• UK: Demand environment mixed but overall stable; aggregates slightly down, cement volumes ahead of 2015
• Switzerland: Improved volumes but pricing environment remains competitive
• Netherlands: Continued market recovery driven by increased residential construction
• Poland: Cement volumes broadly in line with 2015; prices remain competitive; downstream volumes ahead
• Finland: Increased cement volumes and resilient downstream volumes driven by non-residential construction
• France: Good start to the year, volumes marginally ahead
• South East Europe: Good underlying demand with increased volumes, particularly Romania

Europe Lightside provides a range of engineered product solutions to the construction industry by designing, manufacturing and supplying high value-add products with a strong focus on innovation and product development. Our main Lightside markets, primarily Germany, the UK, Netherlands, Switzerland and Belgium, are generally stable with activity in France starting to recover. Sales for the first quarter were 6% ahead of proforma 2015.

Q1 Markets in Brief
• Construction Accessories: Increased demand in the UK, Benelux and France; exports outside of Europe mixed
• Shutters and Awnings: Increased volumes in Germany and the UK
•      Perimeter Protection & Network Access Products: Weaker project-related start in 2016 for Perimeter Protection partially offset in the Network Access Products business by strong activity in the UK market and good volumes to the railway sector in France

Europe Distribution is a leading Builders Merchants in the Netherlands, Switzerland, Northern Germany, Austria and regional France, servicing the growing repair, maintenance and improvement construction sector. Sales were in line with proforma first quarter 2015.

Q1 Markets in Brief
• Netherlands: Increased sales with continued recovery in new residential construction boosting General Merchants volumes
• Belgium: Sales growth continues, particularly from the Sanitary Heating and Plumbing (SHAP) business
• Switzerland and Austria: Competitive markets continue
• Germany: Stable market backdrop with a small increase in underlying RMI demand
• France: Volumes resilient in a competitive market; some positive forward looking indicators in the new residential sector

Americas Update

Against the backdrop of improving construction activity in the United States during the first quarter, our Americas operations benefited from stronger demand combined with mild winter weather patterns. Sales in the first quarter were 22% higher than proforma 2015. In Canada, our more significant operations are in the eastern provinces of Ontario and Quebec where activity is stable; the market backdrop further west remains mixed.

Americas Materials operates in 44 US states and 9 Canadian provinces. It is the leading supplier of product to the highway repair and maintenance sector in the US as well as supplying aggregates, readymixed concrete and asphalt for industrial and residential development. It is also a vertically integrated supplier of cement, aggregates, readymixed concrete and asphalt in Canada. The continued positive economic momentum in the US this year has resulted in improved demand for aggregates and readymixed concrete together with positive pricing trends compared with the first quarter of 2015. Asphalt volumes were also strongly ahead in the US although prices reduced due to the continued low input cost environment. This markedly seasonal business typically sells less than 10% of annual asphalt volumes and approximately 20% of aggregates and readymixed concrete volumes in the first quarter of the year. Sales for the first quarter were 27% ahead of proforma 2015.

Q1 Markets in Brief
• US Infrastructure: Federal funding moderately increasing; State funding improving
• US Non-Residential: Improving activity supporting positive volume and price trends
• US Aggregates and Readymixed concrete: Volumes up 25% in the first quarter
• US Asphalt: Volumes well ahead in the first quarter
• Canada: Demand remains mixed but stable

Americas Products is the leading supplier of both concrete products and architectural glass and glazing systems in North America. Against a backdrop of improving demand and favourable weather, the first quarter saw 22% growth in sales compared with proforma 2015. Shipments at our Architectural Products business were particularly strong with volume growth of 35% while sales at our Precast business were up 5%. Architectural glass volumes and project activity at our BuildingEnvelope® business were strongly ahead of the prior year and, in addition, the results from CRL were in line with expectations.

Q1 Markets in Brief
• Non-Residential: Continued year-on-year growth with positive trends in most regions and segments
• Residential: Continued growth in new residential construction activity; homecenter and RMI segments up

Americas Distribution is a leading supplier of building materials to the professional Exterior Products (roofing/siding) contractor and to the Interior Products (ceilings/walls) demand segment. Sales increased by 17% in the first quarter of the year as a result of better weather in key regional markets and a particularly strong performance in our Exterior Products business.

Q1 Markets in Brief
• Non-Residential: Continued improvement in new construction; wallboard prices broadly stable
• Residential: Favourable early-season weather allowed for increased RMI activity

Asia

First quarter cement demand in the Philippines was supported by strong Foreign Direct Investment in the business process outsourcing sector, overseas workers' remittances and increasing government infrastructure spend.

CRH will report its Interim Results for the six months ending 30 June 2016 on Thursday, 25 August 2016.

 This Trading Update contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Trading Update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH plc will host an analysts' conference call at 08:30 BST on Wednesday, 27 April 2016 to discuss the Trading Update. To join this call please dial: +353 (0)1 486 0918 with passcode: 9642319 (further international numbers are available here). A recording of this conference call will be available here from 27 April 2016.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Group Director, Corporate Affairs

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000  FAX +353.1.404.1007  E-MAIL mail@crh.com
WEBSITE www.crh.com   Registered No: 12965  Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 April 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary